Exhibit 99.1

January 24, 2025

LandBridge Company LLC

5555 San Felipe Street, Suite 1200

Houston, TX 77056

Re:	DBR Land LLC
Estimate of Reserves and Revenues SEC Price Case “As of” December 31, 2024

To whom it may concern,

At your request, W. D. Von Gonten & Co. has prepared estimates of future reserves and projected net revenues for certain oil and gas interests owned by DBR Land LLC ("DBR"), a subsidiary of LandBridge Company LLC ("LandBridge"). These properties include producing and undeveloped locations located in certain Texas counties. This report was prepared in accordance with guidelines specified in item 1202(a)(8) of Regulation S-K. At the request of LandBridge, this report was prepared utilizing the SEC pricing case with an effective date of December 31, 2024, and was completed on January 24, 2025.

Our conclusions, “as of” December 31, 2024, are as follows:

SEC Price Case	Net to DBR Land LLC
	Proved Developed Producing	Proved Undeveloped	Total Proved
Reserve Estimates
Oil/Cond., Mbbl	805.7	812.8	1,618.5
Gas, MMcf	4,010.5	2,000.0	6,010.5
NGL, Mbbl	264.7	133.3	398.0
Oil Equivalent, Mboe	1,738.8	1,279.5	3,018.3
Revenues
Oil, $ (89.7) %	59,485,808	60,010,464	119,496,272
Gas, $ (4.2) %	3,729,801	1,860,024	5,589,825
NGL, $ (6.1) %	5,393,537	2,717,316	8,110,853
Total, $	68,609,146	64,587,804	133,196,950
Expenditures
Ad Valorem Taxes, $	1,173,394	1,106,712	2,280,106
Severance Taxes, $	3,420,597	3,103,781	6,524,378
Direct Operating Expense, $	0	0	0
Variable Operating Expense, $	0	0	0
Total, $	4,593,991	4,210,493	8,804,484
Investments
Total, $	0	0	0
Estimated Future Net Revenues (FNR)
Undiscounted FNR	64,015,140	60,377,296	124,392,436
FNR Disc. @ 10.0%	35,646,884	31,943,068	67,589,952
Allocation Percentage by Classification
FNR Disc. @ 10.0%	52.7%	47.3%	100.0%

*Due to computer rounding, numbers in the above table may not sum exactly.

Report Qualifications

Purpose of Report – The purpose of this report is to provide DBR with an estimate of future reserves and net revenues attributable to certain interests owned by DBR effective December 31, 2024, and for the use in filing with the U.S. Securities and Exchange Commission (the “SEC”).

Scope of Work – W.D. Von Gonten & Co. was engaged by DBR to estimate the remaining reserves and forecast future production associated with the producing and undeveloped properties included in this report. W.D. Von Gonten & Co. reviewed 100% of the DBR proved reserves at the effective date of the report. Once reserves were estimated, future net revenues were determined utilizing the SEC pricing scenario.

Reporting Requirements – Securities and Exchange Commission (SEC) Regulation S-X 210, Rule 4- 10 and Regulation S-K 229, Item 1200 (as revised in December 2008, effective 1-1-10), and Accounting Standards Codification Topic 932 require oil and gas reserves information to be reported by publicly held companies as supplemental financial data. These regulations and standards provide for estimates of Proved reserves and revenues discounted at 10% and based on un-escalated prices and costs. Revenues based on alternate product price scenarios may be reported in addition to the current pricing case. Reporting probable and possible reserves is optional. Probable and possible reserves must be reported separately from proved reserves.

The estimated Proved reserves herein have been prepared in conformance with all SEC definitions and requirements including the classifications set forth in Rule 4-10 of SEC Regulation S-X.

Projections – The reserves and future net revenue projections are on a calendar year basis with the first time period being January 1, 2025 through December 31, 2025.

Reserves Estimates

Producing Properties – Reserves estimates for the proved developed producing properties were based on volumetric calculations, log analysis, decline curve analysis, rate transient analysis, and/or analogy to nearby production. Where applicable, these estimates were further supported by the Delaware Basin field study that W.D. Von Gonten & Co. conducted independent of this report.

Undeveloped Properties – The undeveloped reserves were necessarily estimated using volumetric calculations, log analysis, core analysis, geophysical interpretation, and reservoir simulation. In addition, W.D. Von Gonten & Co. has performed a field study of the Delaware Basin independent of this report. Our conclusions from that field study have fortified our confidence in the producing and undeveloped reserves included herein.

Reserves and schedules of production included in this report are only estimates. The amount of available data, reservoir and geological complexity, reservoir drive mechanism, and mechanical aspects can have a material effect on the accuracy of these reserves estimates. Due to inherent uncertainties in future production rates, commodity prices, and geologic conditions, it should be realized that the reserves estimates, the reserves actually recovered, the revenue derived therefrom and the actual cost incurred could be more or less than the estimated amounts.

We consider the assumptions, data, methods, and procedures used in this report appropriate for the purposes hereof, and we have used all such methods and procedures that we consider necessary and appropriate to prepare the estimates of reserves, resources, and future net revenues.

DBR Land LLC – SEC Price Case – Page 2

Product Prices

The pricing case was based on product prices that represent the SEC pricing effective December 31, 2024. SEC pricing is determined by averaging the first day of each month’s closing West Texas Intermediate and Henry Hub spot prices for the previous twelve months using published benchmark oil and gas prices, resulting in average benchmark prices of $75.48 per barrel of oil, $75.48 per barrel of natural gas liquids (NGL), and $2.13 per MMBtu of gas. After consideration of differentials, as described below, this method, as applied for the purposes of this report, renders an average realized price of $73.83 per barrel of oil, $20.38 per barrel of NGL (fraction of the adjusted oil price), and $0.93 per MMBtu of gas. These prices were held constant throughout the life of the properties, as per SEC guidelines.

Pricing differentials were applied to all properties on an individual property basis in order to reflect prices actually received at the wellhead. Pricing differentials are typically utilized to account for transportation charges, geographical differentials, quality adjustments, any marketing bonuses or deductions, and any other factors that may affect the price actually received at the wellhead. W.D. Von Gonten & Co. utilized price differentials developed from a combination of our regional experience of the Delaware Basin and information provided from DBR. Historical pricing information for the properties of interest was not available at the time of this report.

The natural gas liquids price differential utilized in this evaluation was based on a comparison of the historical price received versus the average NYMEX oil price.

A gas volume shrinkage factor has been applied to certain properties. This shrinkage accounts for any line loss, generation of natural gas liquids, and/or fuel usage before the actual sales point.

Operating Expenses and Capital Cost

Operating expense and capital costs were considered as part of the reserves evaluation to establish economic producibility, but such amounts were not deducted in calculating estimated future net revenues as these costs are not paid by DBR due to its interest only consisting of mineral royalty interest.

Estimates for monthly operating expenses for the producing wells were applied on an individual property basis. Historical lease operating statements were not available at the time of this report. W.D. Von Gonten & Co. applied the fixed and variable monthly expenses based on historical data from available offset fields and our general knowledge of the Delaware Basin.

Capital costs necessary to perform well completion operations and to develop undeveloped locations were not available at the time of this report. W.D. Von Gonten & Co. applied the costs based on historical data from available offset fields and our general knowledge of the Delaware Basin. Where available, these costs were verified from actual recent work in the area of interest and/or actual Authorization for Expenditures (AFEs).

All operating expenses and capital costs were held constant for the life of the properties in accordance with SEC guidelines.

DBR Land LLC – SEC Price Case – Page 3

Other Considerations

Abandonment Costs – Cost estimates regarding future plugging and abandonment procedures associated with these properties were not available at the time of this report. W.D. Von Gonten & Co. applied the costs based on historical data from available offset fields and our general knowledge of the Delaware Basin. As we have not inspected the properties, W.D. Von Gonten & Co. expresses no warranties as to the accuracy or reasonableness of this assumption. A third party study would be necessary in order to accurately estimate all future abandonment liabilities. Abandonment costs were considered but such amounts were not deducted in calculating estimated future net revenues as these costs are not paid by DBR due to its interest only consisting of mineral royalty interest.

Data Sources – Data furnished by DBR included basic well information, lease acreage maps, and ownership interests. Public data sources such as IHS Energy and the U.S. Geological Survey (USGS) were used to gather any additional, necessary data.

Additional Costs – Costs were not deducted for general and administrative expenses, depletion, depreciation and/or amortization (a non-cash item), or federal income tax.

Development Schedule – Future development scheduling and timing is based on a combination of the historical average pace and our regional experience of the Delaware Basin.

Context – We specifically advise that any particular reserves estimate for a specific property not be used out of context with the overall report. The revenues and present worth of future net revenues are not represented to be market value either for individual properties or on a total property basis. The estimation of fair market value for oil and gas properties requires additional analysis other than evaluating undiscounted and discounted future net revenues.

While the oil and gas industry may be subject to regulatory changes from time to time that could affect an industry participant’s ability to recover its oil and gas reserves, we are not aware of any such governmental actions which would restrict the recovery of the December 31, 2024 estimated oil and gas volumes. The reserves in this report can be produced under current regulatory guidelines. Actual future commodity prices may differ substantially from the utilized pricing scenario which may or may not extend or limit the estimated reserves and revenue quantities presented in this report.

We have not inspected the properties included in this report, nor have we conducted independent well tests. W.D. Von Gonten & Co. and our employees have no direct ownership in any of the properties included in this report.

Thank you for the opportunity to assist LandBridge with this project.

Respectfully submitted,

William D. Von Gonten, Jr., P.E.
TX # 73244
/s/ Travis C. Swanson
Travis C. Swanson

DBR Land LLC – SEC Price Case – Page 4